Regeneron Pharmaceuticals Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591	Phone 914 345 7400 Fax 914 347 2847 www.regeneron.com

April 30, 2014

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 13, 2014
File No. 000-19034

Dear Mr. Rosenberg:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc. (the “Company”) to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter dated April 17, 2014, with respect to the above-referenced Form 10-K. Set forth below is the heading and text of the comment followed by the Company's response.

Notes to the Consolidated Financial Statements

Note 13. Commitments and Contingencies
b. Research Collaboration and Licensing Agreements, page F-29

Regarding your Genentech agreement, please tell us how you concluded that recognizing royalty expense using a blended mid-single digit royalty rate that reflects both the $60 million payment and the royalties payable on cumulative sales is appropriate, as opposed to expensing the $60 million upon cumulative U.S. sales of EYLEA reaching $400 million in 2012 and expensing the royalties for sales over $400 million at the contractual rate when incurred. Please cite the authoritative literature used to support your conclusion.

Response:

In December 2011, the Company and Genentech, a member of the Roche Group, entered into a Non-Exclusive License and Partial Settlement Agreement (the “Agreement”). Pursuant to the Agreement, the Company received a non-exclusive license to certain patents from Genentech. In exchange for these patent rights, the Company became obligated to make a $60 million payment upon cumulative U.S. sales of EYLEA reaching $400 million, and is obligated to pay royalties of 4.75% on cumulative U.S. sales of EYLEA between $400 million and $3 billion and 5.5% on any cumulative U.S. sales of

EYLEA over $3 billion. The royalty term ends upon expiration of the Davis-Smyth patents (May 7, 2016).

In assessing the appropriate accounting treatment for the $60 million payment and royalties payable, the Company considered the guidance in FASB Concepts Statement 5 (paragraphs 144 through 149) and Concepts Statement 6 (paragraph 86). The Company also considered the guidance in ASC 270-10-45-9 through 45-10 to support its accounting conclusion. ASC 270-10-45-9a states, "If a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period should be charged for an appropriate portion of the annual cost by the use of accruals or deferrals." ASC 270-10-45-10 states, "The amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount…" Additionally, the Company considered the guidance, by analogy, in ASC 840-10-25-35 which states, "A lessee should recognize contingent rental expense (in annual as well as in interim periods) before the achievement of the specified target that triggers the contingent rental expense, provided that the achievement of that target is considered probable."

The Company’s calculation of the blended royalty rate is based on its projections of total estimated U.S. EYLEA cumulative sales over the royalty term. EYLEA sales forecasts are periodically updated and reviewed by management, and the blended royalty rate is adjusted accordingly, as necessary; note that the blended royalty rate has not changed significantly since the Agreement was executed. In calculating the blended royalty rate, the Company determined, based on its forecasts of U.S. EYLEA sales over the royalty period, that it is probable that it will meet the step triggers (i.e., $400 million and $3 billion) provided for in the Agreement. Additionally, the Company determined that the total blended royalty rate is within a reasonable range of royalty rates primarily based on the following factors:

•	The blended royalty rate is within the range of royalties the Company pays in connection with licensing arrangements the Company has entered into in the past.

•
The Company and Genentech were not related parties, nor did they historically have a “customer/vendor” relationship, and the total consideration in the Agreement was negotiated by the two parties in an arm's-length transaction.

•
The Company engaged third-party valuation experts to assess whether the blended royalty rate (i.e., total amount expected to be paid in exchange for the non-exclusive license) was within a reasonable range of royalty rates for similar licensing transactions, and the analysis provided by such valuation experts confirmed such.

The benefit the Company receives by having the license is the same throughout the term of the arrangement. Based on the analysis performed as described above, the Company concluded that the total estimated consideration to be paid to Genentech over the life of the patents is a royalty in exchange for the non-exclusive license, regardless of the cash payment provisions set forth in the Agreement. The Company did not believe it would be appropriate to defer recognition of any expense until the $60 million payment was made as (i) that would not appropriately reflect the economic reality of the Agreement, and (ii) the Company deemed that it was probable that the $60 million payment would be triggered in the future. Furthermore, the Company did not deem it appropriate to expense the $60 million over the first $400 million of cumulative sales as that would have resulted in a 15% effective royalty rate, which would not have accurately reflected the underlying economics of the arrangement. Therefore, the Company concluded that it is appropriate to recognize royalty expense in connection with the Genentech Agreement as it recognizes U.S. EYLEA sales, using a blended royalty rate that reflects both the $60 million payment and the royalties payable on estimated cumulative sales.

***

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended ("Exchange Act Filings");

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's Exchange Act Filings; and

•	It is the Staff's view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (914) 847-7270.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and
Chief Financial Officer

cc:     Securities and Exchange Commission
Scott Wuenschell
Joel Parker